Morgan, Lewis & Bockius llp 1701 Market Street Philadelphia, PA 19103-2921 Tel. 215.963.5000 Fax: 215.963.5001 www.morganlewis.com

Louis A. Ballezzi
Associate
215.963.4625
lballezzi@morganlewis.com

December 17, 2010

VIA EDGAR AND FACSIMILE (202) 772-9203

United States Securities and
Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3628
Attention:	Perry J. Hindin Special Counsel Office of Mergers and Acquisitions

Re:	PhotoMedex, Inc.
Schedule TO-I/A filed December 15, 2010
File No. 005-34804

Dear Mr. Hindin:

On behalf of PhotoMedex, Inc. (the “Company”), we are responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter, dated December 16, 2010, to Joanne R. Soslow, counsel to the Company, with respect to Amendment No. 1 to the Company’s Schedule TO-I filed December 15, 2010 (as amended, the “Schedule TO”).

In response to your letter, set forth below are the Staff’s comments in bold followed by the Company’s responses.

United States Securities and
Exchange Commission
December 17, 2010

Schedule TO

1.
We note your response to prior comment 1.  Please revise to provide the ratio of earnings to fixed charges information required by Item 1010 of Regulation M-A.  We note your response that the Company believes it is not required to provide such information in reliance on Item 503(e) of Regulation S-K because the Company is a smaller reporting company as defined in Item 10(f) of Regulation S-K.  Item 1010(c)(4) of Regulation M-A requires that the Company present its ratio of earnings to fixed charges “in a manner consistent with 503(d) of Regulation S-K,” however, this does not mean that the Item 503(e) exemption from Item 503(d) is applicable to the Company’s obligation under Item 1010(c)(4).

Response:

The Company acknowledges the Staff’s comment and has (1) revised the disclosure in Amendment No. 2 to the Schedule TO (“Amendment No. 2”) to include the information required by Item 1010(a)(3) of Regulation M-A and (2) included the information required by Item 1010(c)(4) of Regulation M-A in the Second Amendment to the Offer to Exchange that the Company has filed as Exhibit (a)(1)(G) to Amendment No. 2.

The Company advises the Staff that it will promptly disseminate the Second Amendment to the Offer to Exchange to holders by sending it and a new Transmittal Letter (filed as Exhibit (a)(1)(H) to Amendment No. 2) to all holders via electronic mail.  All holders eligible to participate in the Offer are employees, directors or third-party service-providers of the Company, with whom the Company communicates via electronic mail.

2.
We note your response to prior comment 7.  As discussed, please note that the exception contained in Exchange Act Rule 13e-4(f)(9)(ii) only applies to security holders in a state located within the United States as opposed to another country.  Therefore, the Company may not rely on such exception to permit it not to accept exchanges from or on behalf of option holders residing in a jurisdiction located outside the United States unless the Company satisfies the second bullet point of prior comment 7.  Either provide the information in your response letter addressing the second bullet point or revise the disclosure consistent with Rule 13e-4(f)(8).

Response:

United States Securities and
Exchange Commission
December 17, 2010

The Company acknowledges the Staff’s comment and advises the Staff that, pursuant to the Second Amendment to the Offer to Exchange, the Company has revised the disclosure in the second paragraph of Section 18 of the Offer to Exchange consistent with Rule 13e-4(f)(8).  Such paragraph now states, in its entirety:

If at any time we become aware of any jurisdiction within the United States where the making of the Offer violates the law, we will make a good faith effort to comply with the law.  If we cannot comply with the law, the Offer will not be made to, nor will exchanges be accepted from or on behalf of, the option holders residing in that jurisdiction within the United States.

* * * * * * * * * * * * * * * * * * * * * * * *

United States Securities and
Exchange Commission
December 17, 2010

If you have any questions, please feel free to contact me at (215) 963-4625 or Joanne R. Soslow at (215) 963-5262.

Sincerely,

  /s/ LOUIS A. BALLEZZI

Louis A. Ballezzi

cc:	Dennis McGrath (PhotoMedex, Inc.)
Davis Woodward (PhotoMedex, Inc.)
Joanne R. Soslow (Morgan, Lewis & Bockius, LLP)